Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE
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LAKE SHORE GOLD ANNOUNCES DETAILS OF SECOND QUARTER AND SIX-MONTH 2014
CONFERENCE CALL AND WEBCAST

TORONTO, ONTARIO-- (Marketwired – July 16, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that the Company plans to release its second quarter and six-month 2014 financial results prior to the market open on Thursday, July 31, 2014. The Company will then host a conference call to review the results that afternoon at 3 pm EST. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Conference ID: 75046433
Participant call-in: 647-788-4922 or 877-223-4471 (North American toll free number)
Replay number: 416-621-4642 or 800-585-8367 (North American toll free number)
Re-dial ID: 75046433
Available until: 11:59 pm (August 7, 2014)

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com